Ex

U.S. Securities and Exchange Commission
Washington, D.C. 20549



03020756

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 5-27-03
Current Report on Form 8-K Series 2003-QS10
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

RECEIVED MAY 29 2003

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 27th day of May, 2003.

Residential Accredit Loans Inc.
(Registrant)

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

By: ______________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

03QS10 A1-Yield

Price	Prepay Speed	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC
	Price(32nd)	Yield	Yield	Yield	Yield	Yield
100.3750	100-12	4.74	4.67	4.57	4.47	4.36
	WAL (#yr)	18.90	6.87	3.60	2.34	1.72
	Spread @ Center(bp)	96	196	271	302	308
	First Princ	06/25/2003	06/25/03	06/25/03	06/25/03	06/25/03
	Last Princ	08/25/2032	11/25/25	02/25/16	10/25/10	05/26/08
	Mod Dum	11.62	5.30	3.10	2.12	1.60
	Maturity (#mo)	351	270	153	89	60
	Optional Redemption	No	No	No	No	No

03QS10 A7-Yield

Price	Prepay Speed Price(32nd)	0 PPC Yield	50 PPC Yield	100 PPC Yield	150 PPC Yield	200 PPC Yield
102.5000	102-16	5.36	5.23	4.96	4.66	4.38
	WAL (#yr)	26.00	1.93	5.61	3.52	2.57
	Spread @ Center(bp)	124	178	251	282	283
	First Princ	03/25/26	01/25/10	11/25/06	09/25/05	02/25/05
	Last Princ	03/25/32	05/25/24	08/25/14	09/25/08	03/25/07
	Mod Dum	13.66	8.41	4.68	3.13	2.35
	Maturity (#mo)	346	252	133	64	46
	Optional Redemption	No	No	No	No	No

(2)

03QS10 A9-Yield

Price	Prepay Speed Price(32nd)	0 PPC Yield	50 PPC Yield	100 PPC Yield	150 PPC Yield	200 PPC Yield
103.0000	103-00	5.29	5.20	5.13	5.02	4.78
	WAL (#yr)	21.02	13.59	10.65	7.67	4.93
	Spread @ Center(bp)	141	167	175	214	248
	First Princ	06/25/08	06/25/08	06/25/08	06/25/08	05/25/07
	Last Princ	02/25/33	02/25/33	02/25/33	02/25/33	02/25/10
	Mod Dum	11.98	9.08	7.74	6.08	4.23
	Maturity (#mo)	357	357	357	357	81
	Optional Redemption	No	No	No	No	No

3

03QS10 A13-Yield

	Prepay Speed	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC
Price	Price(32nd)	Yield	Yield	Yield	Yield	Yield
101.1250	101-04	4.17	4.03	3.84	3.64	3.42
	WAL (#yr)	18.90	8.87	3.60	2.34	1.72
	Spread @ Center(bp)	39	132	198	219	213
	First Princ	06/25/03	06/25/03	06/25/03	06/25/03	06/25/03
	Last Princ	08/25/32	11/25/25	02/25/16	10/25/10	05/25/08
	Mod Durn	12.21	5.47	3.17	2.16	1.62
	Maturity (#mo)	351	270	153	89	60
	Optional Redemption	No	No	No	No	No

(4)